11023229

pla # 9/27

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2011
REGISTRATIONS BRANCH
08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2010 (MM/DD/YY) AND ENDING JUNE 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRICEWATERHOUSE COOPERS CORPORATE FINANCE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH WACKER DRIVE
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM FENTON 312 298 4495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

70 WEST MADISON ST. (Address) CHICAGO (City) IL (State) 60602 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, TOM FENTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRICEWATERHOUSECOOPERS CORPORATE FINANCE LLC, as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CHARLOTTE BUMPERS
Notary Public - State of Illinois
My Commission Expires Apr 29, 2014

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT AUDITORS

**PRICEWATERHOUSECOOPERS
CORPORATE FINANCE LLC**

June 30, 2011

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Members of
PricewaterhouseCoopers Corporate Finance LLC

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Finance LLC (the "Company") as of June 30, 2011, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PricewaterhouseCoopers Corporate Finance LLC as of June 30, 2011, and the results of its operations and its cash flows the year then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Chicago, Illinois
August 29, 2011

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2011

ASSETS

Cash and cash equivalents	$ 4,516,610
Accounts receivable	490,476
Other assets	155,836
	$ 5,162,922

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$ 1,097,215
Due to affiliates	1,556,747
Members' capital	2,508,960
	$ 5,162,922

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

June 30, 2011

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Finance LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its member liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions. Its activities also include privately placing equity and debt securities on behalf of corporations, partnerships, business trusts, and limited liability companies on a "best efforts" basis with clients located throughout the United States.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances and money market funds.

2. *Accounts Receivable*

   Accounts receivable are reported at their outstanding balances.

   Management periodically evaluates the adequacy of the allowance for doubtful accounts by considering the Company's past receivables loss experience, known and inherent risks in the accounts receivable population, adverse situations that may affect a client's ability to pay, and current economic conditions.

   The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge offs of the accounts receivable balances. Accounts receivable are considered past due based on their payment terms. Accounts receivable are charged off based on management's case-by-case determination that they are uncollectible.

   Management believes that all accounts receivable is substantially collectible at June 30, 2011. No material allowances have been provided.

(continued)

NOTE B - SUMMARY OF ACCOUNTING POLICIES (continued)

3. *Income Taxes*

No provision for Federal, state, or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their shares of the Company's income or loss. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

4. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in proportion to the capital contributions of the members.

(continued)

NOTE D - RELATED PARTY TRANSACTIONS

1. *Intercompany Transactions*

Net revenues were collected and expenditures processed by PwC on behalf of the Company. Collections are processed by PwC and deposited directly into the Company's accounts.

At June 30, 2011, the amount due from PwC was $5,009,188 and due to PwC was $6,565,936 resulting in an net due to PwC of $1,556,747, which represents the net amount of revenues collected and expenditures paid and allocated by PwC.

2. *Employee Benefit Plan*

PwC maintains a defined contribution plan covering all employees of PwC and certain related entities, including the Company. The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not to exceed 100% of compensation. The Company matches employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan. The Company also makes a profit sharing contribution of 5% (8% for Managing Directors, and 7% for grandfathered Directors) of compensation regardless of the employees' contributions.

The Company also participates in PwC's cash balance pension plan, with allocations for its employees made in the same amount as the prior profit sharing contributions.

3. *Retirement Wealth Building Plan*

Beginning July 1, 2008, the Company began making contributions to the plan for all employees, except for student interns or employees on international assignment but not on the payroll in the United States of America. The Company will pay 100% of the contributions made to the plan as well as all of the administrative and recording keeping fees. The Company will make contributions for each employee on a bi-monthly basis. Special one-time contributions may also be made depending on the circumstances. The amount of contribution for each employee is based on the employee's benefit service and position.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk at June 30, 2011, as the majority of all cash and cash equivalents are held at one financial institution.

(continued)

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2011, the Company had net capital of $1,843,672, which exceeded minimum net capital requirements by $1,683,340.

NOTE G – CONTINGENT LIABILITIES

During the ordinary course of business, the Company is a party to claims and legal actions for which loss contingencies may arise. Loss contingencies are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. As of June 30, 2011, the Company is involved with one legal action, of which management does not believe the likelihood of loss is probable or an amount or range of loss can be reasonably estimated. The Company has accrued certain legal expenses related to these legal actions for their defense or mediation of these actions.